April 20, 2004

The Board of Directors
Butler Manufacturing Company
1540 Genessee Street
Kansas City, Missouri 64102

Dear Board Members:

We were disappointed that you so quickly rejected a credible offer from Robertson-Ceco Corporation (“RCC”). The proposal offers shareholders the option of receiving $23.00 in cash vs. $22.50 in the Bluescope transaction that you are recommending. Additionally, RCC’s offer gives Butler shareholders the opportunity to continue owning shares in the combined company and avoid selling at what appears to be the trough of the cycle.

We urge you to delay the April 27, 2004 special meeting and enter into discussions with RCC so that you can fully consider their offer and allow time for RCC and its financing sources to complete their due diligence. We also believe that you should try to obtain an extension to the existing Noteholder Amendment Agreement. Alternatively, RCC has offered to purchase the debt or you could pursue other refinancing options.

While the Bluescope offer may have been the best offer available while the company was reviewing its strategic options, we believe that the Board has an obligation to shareholders to recognize that several favorable recent developments may present shareholders with a more attractive alternative. Specifically, this proposal from RCC, along with improving business conditions and a favorable court ruling in the Louisiana Pacific case, may result in shareholders receiving better value than the Bluescope offer either through the RCC bid or another potential transaction. Last week, NCI Building Systems, a competitor of Butler’s, announced a substantial increase in earnings guidance, resulting in more than a 20% increase in the stock price. Butler shareholders should also have the opportunity to benefit from improving business conditions.

Absent a more thorough evaluation of the RCC transaction, as regards our 375,800 shares (5.9%), we are prepared to not vote or vote against the Bluescope transaction.

Sincerely,

Ian Lapey
Portfolio Manager
Third Avenue Management LLC